UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 08, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 08 March 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 08, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 08, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

8 March 2013

Barclays PLC

Annual Report and Accounts

In compliance with Listing Rule 9.6.1, the following documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

        1.     Annual Report 2012
2. Annual Review 2012

Copies of the Annual Report 2012 and the Annual Review 2012 are available on our website, www.barclays.com/investorrelations

Barclays has also today published its Pillar III Report for 2012, which is available on our website at www.barclays.com/investorrelations and which has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

The Annual Review (or the full Annual Report for those shareholders who have requested it) will be posted to shareholders on 21 March 2013.

A condensed set of financial statements, the Chief Executive's Review and the Group Finance Director's Review were included in the final results announcement issued on 12 February 2013.  This announcement contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement.  This information is extracted from the Annual Report 2012 in full unedited text.  Accordingly, page references in the text refer to page numbers in the Annual Report 2012.

Risk factors

The following information describes the material risks which the Group believes could cause its future results of operations, financial condition and prospects to differ materially from current expectations. Certain of the risks described below also have the potential to adversely impact the Group's reputation and brand which could adversely affect the Group's results of operations, financial condition and prospects.

Business conditions and the general economy
Barclays offers a very broad range of services to personal and institutional customers, including governments. The Group has significant activities in a large number of countries. Consequently, there are many ways in which changes in business conditions and the economy in a single country or region or globally can adversely impact profitability, whether at the level of the Group, the individual business units or specific countries of operation.

During 2012, the economic environment in Barclays main markets was marked by generally weak or negative growth (as measured by GDP), which has affected business, consumer and investor confidence across these regions. Economic performance in the near term remains uncertain and is expected to be subdued, which may in some cases lead to material adverse impacts on the Group's operations, financial condition and prospects, through, for example, changes in credit ratings, share price and solvency of counterparties, as well as higher levels of impairment and default rates, lower revenues and higher costs. A summary of the performance for each main geographical area is as follows:

        ·     In the UK, the economy grew by 0.2% in 2012, but negative growth in the fourth quarter has led to expectations of another difficult year in 2013. The potential for persistent unemployment, higher interest rates and rising inflation may increase the pressure on disposable incomes and affect an individual's ability to service debt with the potential to adversely impact performance in the Group's retail sector.

        ·     Although US economic performance in 2012 was largely positive, with growth slightly above 2%, the US economy grew by only 0.1% in the fourth quarter of 2012. Moreover, the unemployment rate remained historically high and the risk of a failure of government leaders to reach a more lasting fiscal agreement remains, both of which increase uncertainty and contribute to a lack of business, consumer and investor confidence and thus adversely affect Barclays US business operations.

        ·     The Eurozone saw negative growth during 2012 as it was impacted by the ongoing sovereign debt crisis. Credit conditions have remained weak and a depressed housing sector, high unemployment (especially acute amongst the under-30 year old population), contracting GDP and high government deficits may in the near term continue to adversely affect Barclays business operations in this region.

        ·     While South Africa experienced moderate economic growth in 2012, the housing sector showed some weakness towards the end of the year leading to uncertainty in the performance of the Absa business in the near term.

For further information on specific risks to our business relating to a potential economic downturn and the continuing Eurozone crisis, see below under credit risk.

Credit risk
Credit risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including: debt securities; settlement balances with market counterparties; available for sale investments; and reverse repurchase agreements. It can also arise when an entity's credit rating is downgraded, leading to a fall in the value of Barclays investment. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group's credit spreads or those of third parties, as these changes may affect the fair value of the Group's derivative instruments and the debt securities that the Group holds or issues.

Risks
An economic downturn
The Group's results, financial condition and liquidity may continue to be adversely affected by the uncertainty around the global economy and the economies of certain areas where Barclays has operations. The Group's performance is at risk from any deterioration in the economic environment which may result from a number of uncertainties, including most significantly the following factors:

(i) Extent and sustainability of economic recovery, including impact of austerity measures on the European economies
The threat of weaker economies in a number of countries in which the Group operates could lead to higher levels of unemployment, rising inflation, potentially higher interest rates and falling property prices. Any deterioration in the global economic conditions could have an adverse impact on the credit quality of the Group's customers and counterparties and could lead to a reduction in recoverability and value of the Group's assets resulting in a requirement to increase the Group's level of impairment allowance.

Growth rates in the UK, US, Europe and South Africa continue to have implications for our portfolios, particularly in Europe where growth forecasts remain weak. Rising unemployment and higher interest rates would reduce debt service ability in the retail sector with a knock-on effect on corporate credit. The implementation of austerity measures to address high levels of public debt has negatively impacted economic growth and led to rising unemployment in some European countries. The monetary, interest rate and other policies of central banks and regulatory authorities may also have a significant adverse effect on a number of countries in which the Group operates. The Group's profitability is subject to further uncertainty from the growth prospects for the Chinese economy and the effect that this may have on the recovery prospects of the global economy.

(ii) Increase in unemployment due to weaker economies in a number of countries in which the Group operates
During 2012 the unemployment rate in the Eurozone increased to 11.7% (December 2011: 10.7%) and remains particularly high in Spain at 26.1% (December 2011: 23.2%), although rates have declined in the US to 7.8% (December 2011: 8.5%) and the UK to 7.8% (December 2011: 8.3%) as businesses created jobs despite weak economies.

As customers' ability to service their debt is particularly sensitive to their employment status, any increase in unemployment rates could lead to an increase in delinquency and default rates, particularly in credit cards and unsecured loan portfolios, which may, in turn, lead to a requirement to increase the Group's impairment allowances in the retail sector. Any increase in impairment or higher charge-off to recovery and write-offs could have a material adverse effect on the Group's results, financial condition and capital position.

(iii) Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability
Rising inflation resulting from central bank monetary policies or other factors, coupled with the potential for rising interest rates in response, could have significant adverse effects on both economic growth prospects and the ability of consumers and the corporate sector to service existing debt levels. Consumer debt affordability is sensitive to interest rates and so any rise, or series of increases, may lead to a significant rise in the Group's impairment charges, particularly in unsecured products, such as credit cards and personal loans, and adversely impact the Group's performance in a similar way to higher employment levels described above.

(iv) Possibility of further falls in residential property prices in the UK, South Africa and Western Europe
With a £115bn UK home loan portfolio (50% of the Group's total loans and advances to the retail sector), Barclays has a large exposure to adverse developments in the UK property sector. The credit quality of this portfolio, however, remains good with 76% of loans having a Loan-to-Value (LTV) of equal to or less than 75%. While arrears have remained steady and impairment modest in this property book the housing sector remains weak, despite continuing low interest rates. This weakness may contribute to further impairment in the near term resulting from a deterioration in house prices due to reduced affordability as a result of, for example, higher interest rates or increased unemployment.

Specifically, the UK interest only portfolio of £53bn remains more susceptible to weak property prices as these loans mature and customers are required to repay the entire principal outstanding at a time when the loan to value may be high. For further details on the Group's exposure to interest only home loans and the quality of the portfolio, refer to page 135.

The UK Commercial Real Estate sector also remains at risk from deterioration in the housing sector which may affect customer confidence levels causing further adverse movements in real estate. This may result in higher levels of default rates in the corporate sector leading to higher impairment charges and write-offs by the Group.

The Spanish and Portuguese economies, in particular their housing and property sectors, remain under significant stress with falling property prices having led to higher LTV ratios and contributing to higher impairment charges.

If these trends in Spain and Portugal continue or worsen and/or if these developments occur in other European countries such as Italy in which we have particular exposure to residential mortgages outside the UK, we may incur significant impairment charges in the future, which may materially adversely affect the Group's results of operations and financial condition.

Throughout 2012 the South African housing sector has been depressed reflecting a weak economy and uncertain outlook. There is concern that unsecured personal debt levels are becoming very high. If the economic environment worsens and becomes subject to further stress this could adversely affect the Group's performance in the home loan, unsecured loan, auto and credit card portfolios. In Absa Business Markets, the corporate property book remains sensitive to property prices, with reductions potentially leading to increased impairment charges.

For further information see Retail Credit Risk and Wholesale Credit Risk (pages 129-141).

(v) US 'Fiscal Cliff' and debt ceiling negotiations
Following the temporary agreement reached at the turn of 2012/13 concerning the expiry of tax cuts in the US federal budget as part of the 'Fiscal Cliff' legislative negotiations, considerable uncertainty remains with regards to a longer term agreement, in particular with respect to potential adjustments to US federal government spending, for which the Fiscal Cliff legislative negotiations are ongoing. Failure to reach a more lasting agreement may lead to a new recession in the US, which may have a significant adverse effect on the global economy and lead to negative pressures on the Group's profitability. Such a failure could also negatively impact upon market confidence, potentially leading to a reduction in investor appetite and liquidity in the US bond and loan markets, which would also impact upon the Group's profitability.

The Eurozone crisis
The Group's performance may be materially adversely affected by the actual or perceived increase in the risk of default on the sovereign debt of certain European countries, the stresses currently being exerted on the financial system within the Eurozone, and the risk that one or more countries may exit the Euro.

(i) Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability
Concerns in the market about credit risk (including that of sovereign states) and the Eurozone crisis remain high. The large sovereign debts and/or fiscal deficits of a number of European countries and the sustainability of austerity programmes they have introduced have raised concerns regarding the financial condition of some sovereign states as well as financial institutions, insurers and other corporates that are: i) located in these countries; ii) have direct or indirect exposure to these countries (both to sovereign and private sector debt) and/or iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries.

The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates, its businesses and the financial condition and prospects of the Group and that of its counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict.

For further information see Eurozone Exposure disclosures on pages 143-154.

(ii) Potential exit of one or more countries from the Euro as a result of the European debt crisis
An exit of one or more countries from the Eurozone may adversely impact the Group's profitability in a number of ways. Risks associated with a potential partial break-up of the Euro area include:

       ·     Direct risk arising from sovereign default of an exiting country and the impact on the economy of, and the Group's counterparties in, that country;
· Indirect risk arising from the subsequent impact on the economy of, and the Group's counterparties in, other Eurozone countries;
· Indirect risk arising from credit derivatives that reference Eurozone sovereign debt; and
· Direct redenomination risk on the potential mismatch in the currency of the assets and liabilities on balance sheets of the Group's local operations in countries in the Eurozone.

Although the Group reduced the aggregate net funding mismatch in local balance sheets during 2012 from £12.1bn to a £1.9bn surplus in Spain, from £6.9bn to £3.3bn in Portugal and from £12.0bn to £9.6bn in Italy, there can be no assurance that the steps taken by the Group to actively match local external assets with local external liabilities will be fully successful.

Furthermore the departure from and/or the abandonment of the Euro by one or more Eurozone countries could lead to significant negative effects on both existing contractual relations and the fulfilment of obligations by the Group and/or its customers, which would have a negative impact on the activity, operating results, capital position and financial condition of the Group. An exit by a country from the Euro may also adversely affect the economic performance of that country, impacting areas such as interest and unemployment rates, which in turn may adversely affect our retail and wholesale counterparties' (including a country's government or its agencies) solvency and their ability to service their debts. This may lead to additional impairment or a reduction in value of Barclays credit assets in that country, which would adversely impact the Group's profitability.

The current absence of a predetermined mechanism for a member state to exit the Euro means that it is not possible to predict the outcome of such an event and to accurately quantify the impact of such an event on the Group's profitability, liquidity and capital.

However, the Group has performed, and continues to perform, stress tests to model the event of a break-up of the Eurozone area. Contingency planning has also been undertaken based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenarios. Where issues have been identified, appropriate remedial actions have either been completed or are underway.

For further information see Eurozone Exposure disclosures on pages 143-154.

Specific sectors/geographies
The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties from a specific portfolio, geography or large individual names remain. Any deterioration in credit quality would lead to lower recoverability and higher impairment in a specific sector, geography or specific large counterparties.

(i) Possible deterioration in Credit Market Exposures
The Investment Bank holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate and leveraged finance loans. The Group continues to actively manage down these exposures, but remains at risk from further deterioration to the remaining exposures, resulting in further impairment. During 2012, credit market exposures decreased by £5.9bn to £9.3bn, mainly reflecting net sales and paydowns and other movements.

For further information see Barclays Credit Market Exposure Section (page 142).

(ii) Potential liquidity shortages increasing counterparty risks
The Group's ability to enter into its normal funding arrangements could be materially affected by the actions and commercial soundness of other financial institutions. The Group has exposure to many different industries and counterparties and should funding capacity in either the wholesale markets or central bank operations change significantly, liquidity shortages could result, which may lead to increased counterparty risk with other financial institutions. This could also have an impact on refinancing risks in the corporate and retail sectors. While the Group continues to actively manage this risk, including through its extensive system of Mandate and Scale limits, the performance of the Group remains at risk from a material liquidity shortage.

(iii) Large single name losses
In the ordinary course of our loan business, we have large individual exposures to individual single name counterparties. We are accordingly exposed to the credit risk of such counterparties in the event of their default of their obligations to us. If such defaults occur, they may have a significant impact on the impairment charge particularly in Investment Bank and the larger business book in Corporate Banking. In addition, where such counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of our loan or derivative exposure.

For further information see Wholesale Credit Risk disclosures on pages 136-141.

Market risk
Barclays is at risk from its earnings or capital being reduced due to:

        ·     Traded market risk, where Barclays supports customer activity primarily via the Investment Bank and is the risk of the Group being impacted by changes in the level or volatility of positions in its trading books. This includes changes in interest rates, inflation rates, credit spreads, property prices, commodity prices, equity and bond prices and foreign exchange levels;

· Non-traded market risk, to support customer products primarily in the retail bank and is the risk of the Group being unable to hedge its banking book balance sheet at prevailing market levels; and
        ·     Pension risk, where the investment profile is reviewed versus the defined benefit scheme and is the risk of the Group's defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

Risks
Specific areas and scenarios where market risk could lead to significantly lower revenues and adversely affect our results of operations in future years include:

(i) Reduced client activity and decreased market liquidity
The Investment Bank business model is focused on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions could adversely impact the Group's financial results in future periods.

For further information see market risk management (pages 155-161).

(ii) Uncertain interest rate environment
Interest rate volatility can impact Barclays net interest margin, which is the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains, and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Most developed economies are currently operating under historically low rates. Consequently the net interest margin earned by Barclays is reduced. This margin would likely compress further were central bank rates to be cut. Rate changes, to the extent they are not neutralised by hedging programmes, may have a material adverse effect on the Group's results of operations, financial condition and prospects.

For further information see market risk management (pages 155-161).

(iii) Pension fund risk
Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. The key sensitivities are the discount rate and long term inflation assumptions made in determining the defined benefit obligation. The discount rate is derived from yields of corporate bonds with AA-ratings and consequently includes exposure both to risk-free yields and credit spreads. Barclays defined benefit pension net position has been adversely affected, and could be adversely affected again, by decreases in discount rate or an increase in long term inflation assumptions.

For further information see market risk management (pages 155-161).

Funding risk
Funding risk is the risk that the Group is unable to achieve its business plans due to:

        ·     Capital risk: the risk that the Group is unable to maintain appropriate capital ratios which could lead to: an inability to support business activity; a failure to meet regulatory requirements; and/or changes to credit ratings, which could also result in increased costs or reduced capacity to raise funding;

        ·     Liquidity risk:the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity, a failure to meet liquidity regulatory requirements; and/or changes to credit ratings; and

        ·     Structural risk:this risk predominantly arises from the impact on the Group's balance sheet of changes in primarily interest rates on income or foreign exchange rates on capital ratios and is, therefore, difficult to predict with any accuracy and may have a material adverse effect on the Group's results of operations, financial condition and prospects.

For further information see pages 162-186.

Risks
(i) Increasing capital requirements
There are a number of regulatory developments that impact capital requirements. Most significantly Basel 3 which is planned to be adopted into EU law through the fourth Capital Requirements Directive (CRD IV) and Capital Requirements Regulation which are on-going through the EU legislative process. Additional capital requirements may arise from other proposals including the recommendations of the UK Independent Commission on Banking, including with respect to 'ring-fencing' separately the trading and non-trading businesses of banks: The Financial Services (Banking Reform) Bill; EU Review; and, section 165 of the Dodd-Frank Act. For more information see Operational Risk - Legal and Regulatory Related Risks below.

Increased capital requirements and changes to what is defined to constitute capital may constrain the Group's planned activities and could increase costs and contribute to adverse impacts on the Group's earnings. During periods of market dislocation, increasing the Group's capital resources in order to meet targets may prove more difficult or costly.

Barclays continues to prepare for the implementation of CRD IV and includes the estimated impact of future regulatory changes in its capital planning framework. Current forecasts already include the impact of Basel 3 as currently understood, and forecasts will be continually updated as CRD IV and other proposals for regulatory developments are finalised. Further detail on the regulatory developments impacting capital is included on pages 190-195.

(ii) Maintaining capital strength
A material adverse deterioration in the Group's financial performance can affect the Group's capacity to support further capital deployment. The Capital Plan is continually monitored against the internal target capital ratios to ensure the Plan remains appropriate. The capital management process also includes an internal and regulatory stress testing process which informs the Group Capital Plan. Further detail on the Group's regulatory capital resources is included on page 163.

(iii) Changes in funding availability and costs
Market liquidity and the availability and cost of customer deposits and wholesale funding impacts the Group's ability to meet its obligations as they fall due, support normal business activity and meet liquidity regulatory requirements. Large unexpected outflows, for example from customer withdrawals, ratings downgrades or loan drawdowns, could also result in forced reduction in the balance sheet, inability to fulfil lending obligations and a failure to meet liquidity regulatory requirements. During periods of market dislocation, the Group's ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding will affect the earnings of the Group.

The liquidity profile of the Group is monitored constantly and is supported by a range of early warning indicators to ensure the profile remains appropriate and sufficient liquid resources are held to protect against unexpected outflows. Further details are provided in the Funding Risk - Liquidity section on pages 172-186.

(iv) Downgrade in credit ratings
Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the Group or of the relevant entity, as well as conditions affecting the financial services industry generally and there can be no assurance that the rating agencies will maintain the Group's or the relevant entity's current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets.

During 2012, Barclays Bank PLC rating was downgraded by Moody's, from Aa3/P-1/C to A2/P-1/C-, as a result of the agency's rating repositioning of banks and securities firms with global capital market operations, and by DBRS, from AA High/R-1 High to AA/R-1 High, as the result of the resignation of senior management during the summer.

Credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts and potential loss of unsecured funding. The aggregate contractual outflows to meet our collateral requirements on existing contracts following a one and two notch long term and associated short term simultaneous downgrades across all credit rating agencies, would be £13bn and £17bn respectively. See page 182 in the Funding risk - Liquidity section for further information on Barclays credit rating and potential outflows relating to credit downgrades.

(v) Local balance sheet management and redenomination risk
The introduction of capital controls or new currencies by countries (for example in the Eurozone) to mitigate current stresses could have an adverse impact on the performance of local balance sheets of certain Group companies depending on the asset quality, types of collateral and mix of liabilities. Local assets and liability positions are carefully monitored by local asset and liability committees with oversight by Group Treasury. Further detail on the Group's exposures to Eurozone countries is included on pages 143-154.

Operational risk
Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group's business activities and include those relating to the conduct of employees and the Bank as a whole and consider the reputational impact of risks should they occur.

For further information see Operational risk management (page 187).

Risks
Legal and regulatory related risks
(i) Legal risk
The Group is subject to a comprehensive range of legal obligations in all countries in which it operates and so is exposed to many forms of legal risk, including that: (i) business may not be conducted in accordance with applicable laws in the relevant jurisdictions around the world and financial and other penalties may result; (ii) contractual obligations may either not be enforceable as intended or may be enforced in a way adverse to the Group; (iii) intellectual property may not be adequately protected; and (iv) liability for damages may be incurred to third parties harmed by the conduct of the Group's business. The Group also faces regulatory and other investigations in various jurisdictions, including in the US.

Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue - see Regulatory Risk for further details.

Key legal proceedings to which the Group was exposed during 2012 and continues to be exposed include those relating to:
· Lehman Brothers;
· Certain series of preference shares issued in the form of American Depositary Shares;
· Residential mortgage backed securities;
· Devonshire Trust; and
· LIBOR Civil Actions (see also competition and regulatory matters discussed below).

For more detailed information on each of these proceedings, see Note 29 to the financial statements. The outcome of each of these legal proceedings is difficult to predict. However, it is likely that the Group will incur significant expense in connection with these matters and one or more of them could expose the Group to any of the following: substantial monetary damages; other penalties and injunctive relief; potential regulatory restrictions on the Group's business; and/or negative effect on the Group's reputation.

Key competition and regulatory matters affecting Barclays during 2012 and which are ongoing are described in Competition and Regulatory Matters Note 30. A description of the associated risks for each is set out below:

        ·     Interchange investigations: The key risks arising from the investigations into Visa and MasterCard credit and debit interchange rates comprise the potential for fines imposed by competition authorities, follow on litigation and proposals for new legislation. It is not currently possible to predict the likelihood or impact of these risks;

        ·     London Interbank Offered Rates (LIBOR) investigations: The risks associated with investigations by various authorities into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates include: the potential for further financial penalties imposed by governmental authorities in addition to those assessed in 2012; the pending and potential additional civil litigation; damage to
                    Barclays reputation; the potential for criminal prosecution should Barclays violate the terms of its non-prosecution agreement with the Department of Justice, Criminal Division Fraud Section; and potential further regulatory enforcement action should Barclays fail to comply with the Cease and Desist Order entered against it by the Commodity Futures Trading Commission(CFTC);

        ·     Interest Rate Hedging Products: The provision of £850m that Barclays has made in 2012 for future redress to customers categorised as non-sophisticated has been based on the best currently available information (see
                    Note 27 to the financial statements for further details), however there is a risk that the provision may need to be increased to the extent that experience is not in line with management estimates. Barclays is managing this risk by keeping the provision level under ongoing review. In addition, customers could initiate civil litigation against Barclays in connection with the sale of interest rate hedging products;

        ·     Federal Energy Regulatory Commission (FERC) investigation: Barclays may be required to pay a civil penalty and profit disgorgement plus interest, and could incur damage to its reputation, if it is found to have violated the FERC's Anti-Manipulation Rule in connection with Barclays power trading in the western US with respect to the period from late 2006 to 2008, although Barclays intends to defend this matter vigorously; and

        ·     Other Regulatory investigations: These relate to investigations by the FSA and Serious Fraud Office in connection with certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays capital raisings in June and November 2008 and an investigation by the US Department of Justice and US Securities and Exchange Commission into whether the Group's relationships with third parties who assist Barclays to win or retain business are compliant with the US Foreign Corrupt Practices Act. The risk of these investigations is that one or more of the relevant authorities will conclude that Barclays and/or one or more of its current or former senior employees has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than that a fine or a number of fines would be possible. Barclays is cooperating fully with the investigations.

(ii) Regulatory risk
Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Non-compliance may also lead to costs relating to investigations and remediation of affected customers. The latter may exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

Regulatory change
The banking industry continues to be subject to unprecedented levels of regulatory change and scrutiny in many of the countries in which the Group operates. This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including capital and liquidity requirements (for example relating to Basel 3 and CRD IV), resolvability and the clearing of over-the-counter (OTC) derivatives. As a result, regulatory risk will continue to focus senior management attention and consume significant levels of business resource. Furthermore, uncertainty and the extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect our ability to engage in effective business, capital and risk management planning.

Structural reform
A number of regulators are currently proposing or considering legislation that could have a significant impact on the structure of the financial services industry. Key developments or potential developments of particular relevance to Barclays are:
· The UK Financial Services (Banking Reform) Bill;
· The EU High Level Expert Group Review (the Liikanen Review); and
· Federal Reserve proposals to implement section165 of the Dodd-Frank Act for foreign banks.

See Regulatory Developments in the section on Supervision and Regulation (page 192) for further information on these proposed reforms.

These regulations could result in changes to the structure of Barclays, and an increase in the amount of loss-absorbing capital issued by Barclays, which may have an adverse impact on profitability, return on equity and/or financial condition. It is not yet possible to predict the detail of secondary legislation or regulatory rulemaking or the ultimate consequences to the Group.

Conduct related issues
There are also a number of areas where Barclays conduct has not met the expectations of regulators and other stakeholders and where the Group has sustained financial and reputational damage in 2012, and where the consequences are likely to endure into 2013 and beyond.

These include participation in benchmark rates and LIBOR and interest rate hedging products, which are discussed in the Legal Risk section above and PPI. Provisions totalling £850m have been raised in respect of interest rate hedging products in 2012, and provisions of £2.6bn have been raised against PPI in 2011-2012. To the extent that experience is not in line with management estimates, additional provisions may be required and further reputational damage may be incurred. Note 27 details key provision assumptions and sensitivities for these provisions.

Furthermore, the Group is from time to time subject to regulatory investigations. The risk of these investigations to Barclays is that, a number of or all of the authorities will conclude that Barclays has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than that fines or other forms of regulatory censure would be possible. This includes the investigation by the United States FERC into the Group's conduct (see Legal Risk above).

There is a risk that there may be other conduct issues, including in business already written, that Barclays is not presently aware of.

Further details on PPI and interest rate hedging products, including a description of management judgements and estimates and sensitivity analysis on those estimates where available are provided in Note 27 to the financial statements. Further details on the FERC investigations are provided in Note 30 to the financial statements.

In addition to the risks highlighted under Legal Risk, Barclays participates in the setting of number of interest rate benchmarks. The setting of benchmarks is subject to increased scrutiny and additional regulation in a number of jurisdictions, with enhanced sanctions - including potential criminal sanctions - and attendant damage to Barclays reputation for violations. Barclays may also be required to contribute to benchmarks due to its presence in certain markets. The UK FSA is considering the use of such powers.

Further details on the LIBOR investigations are provided in Note 29 and Note 30 to the financial statements. For further information on developments further to the Wheatley Review recommendations related to the setting of LIBOR, see Supervision and Regulation (page 194).

(iii) Implementation of Basel 3
The new capital requirements regulation and capital requirements directive that implement Basel 3 within the EU (collectively known as CRD IV) include significant developments in the regulatory capital regime including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. The requirements are under consideration and are expected to be finalised during 2013; however the implementation date is uncertain.

The impact of the CRD IV rules, including with respect to the calculation of capital and risk weighted assets, and the timing of implementation including the application of transitional relief, have not been finalised and remain subject to change by European legislators. The FSA may also alter its stated approach to the adoption of CRD IV in the United Kingdom. For example, the scope of application of the volatility charge for credit value adjustments (CVA) may be different from that expected and restrictions may be applied on the maturity of hedges over to insignificant financial holdings, with the result that individually and/or in aggregate such changes may materially negatively affect Barclays CRD IV capital, leverage, liquidity and funding ratios.

(iv) Recovery and resolution plans (RRP)
The strong regulatory focus on resolvability has continued in 2012, from both UK and international regulators. The Group continues to work with the authorities on RRP and the detailed practicalities of the resolution process. This includes the provision of information that would be required in the event of a resolution, in order to enhance Barclays resolvability. The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has continued to work with the authorities to identify and address any impediments to resolvability.

Should the authorities decide that Barclays is not resolvable they have the ability to demand that the Group is broken into sections that are deemed resolvable. The impact of such structural changes could impact capital, liquidity and leverage ratios, due to reduced benefits of diversification, as well as the overall profitability, via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Other operational risks
(v) Reputation risk
Reputation risk, meaning the risk of damage to the Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical, is inherent in our business. Reputational damage can result from the actual or perceived manner in which we conduct our business activities, from our financial performance, or from actual or perceived practices in the banking and financial industry. Such reputational damage reduces - directly or indirectly - the attractiveness of Barclays to stakeholders and may lead to negative publicity, loss of revenue, litigation, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting talent. Sustained reputational damage could have a materially negative impact on our licence to operate and destroy shareholder value.

(vi) Infrastructure resilience, Technology and CyberSecurity
Events across the industry during 2012 have reinforced the importance of infrastructure resilience to the banking infrastructure to allow customers to access their accounts and make payments in a timely fashion. The Group recognises that this is an area of risk that continues to change rapidly and so requires continued focus. It has invested significant resources in building defences to counter these threats for many years and will continue to do so in the future.

Any disruption in a customer's access to their account information or delays in making payments will have a significant impact on the Group's reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers. However, given that it is not possible to predict the level or impact of such an event, should it occur, it is not possible to accurately quantify either the reputational damage or associated costs to the Group.

Furthermore, Barclays recognises the growing threat of attacks to its systems, customers and Group's information held on customers and transactions processed through these systems from individuals or groups via cyberspace (the interdependent network of information technology infrastructures, and includes technology 'tools' such as the internet, telecommunications networks, computer systems, and embedded processors and controllers in critical industries
a). The implementation of measures to manage the risk involves continued investment and use of internal resources.

However, given the increasing sophistication and scope of potential attacks via cyberspace, it is possible that in the future such attacks may lead to significant breaches leading to associated costs and reputational damage although these cannot be quantified to any degree of accuracy at this time due to the uncertain nature and impact of any such attack.

Note
a As defined by the World Economic Forum's Partnership for Cyber Resilience, of which Barclays is a member.

(vii) Transform Programme
In February 2013, we presented the results of our Strategic Review and the elements of our Transform Programme which is the plan by which Barclays will become the 'Go-To' bank for our stakeholders. See further discussion in the Group Chief Executive's review on pages 8-9 for more information. As part of the Transform Programme, we will seek to, among other initiatives, restructure Barclays European retail operations to focus on the mass affluent customer segment, manage risk weighted assets more efficiently through run-off of legacy assets in Europe and the Investment Bank, and reduce total costs significantly across the Group.

As a result of certain commitments made in the Review, Barclays expects to incur a restructuring charge of approximately £500m in the first quarter of 2013 and costs associated with implementing the strategic plan of approximately £1bn in 2013, £1bn in 2014 and £0.7bn in 2015.

The development and implementation of our Strategy Review requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the trends we seek to exploit and the relevant factors in making decisions as to capital deployment and cost reduction. Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. Moreover, there is a risk that the restructuring costs associated with implementing the Transform Programme may be higher than our current expectations. Failure to successfully implement the Transform Programme could have a material adverse effect on the expected benefits of the Transform Programme. In addition, factors beyond our control, including but not limited to the market and economic conditions such as the risk of an economic downturn and other challenges discussed in detail above, could limit or delay our ability to achieve all of the expected benefits of the Transform Programme.

(viii) Taxation risk
The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level, and is impacted by a number of double taxation agreements between countries.

There is potential risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to: failure to comply with or correctly assess the application of, relevant tax law; failure to deal with tax authorities in a timely, transparent and effective manner; incorrect calculation of tax estimates for reported and forecast tax numbers; or provision of incorrect tax advice.

For further information see the Financial Review (pages 197-224) and the Tax note (pages 247-250).

Related party transactions

a) Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries
Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC, are fully disclosed on its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 38.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group's associates and joint ventures is set out in Note 39.

Entities under common directorships
The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associatesa £m	Joint ventures £m	Entities under common directorshipsa £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2012
Income	2	38	1	20
Impairment	-	(5)	-	-
Total Assets	170	1,657	198	-
Total Liabilities	18	585	94	152

For the year ended and as at 31 December 2011
Income	(40)	20	1	17
Impairment	(2)	(6)	-	-
Total Assets	176	1,529	364	-
Total Liabilities	26	454	70	182

For the year ended and as at 31 December 2010
Income	19	(15)	10	-
Impairment	(5)	(9)	-	-
Total Assets	135	2,113	45	-
Total Liabilities	28	477	110	142

Note
a  The 2011 liability balances for related party transactions with associates and entities under common directorship have been restated by £10m and £42m respectively to more appropriately reflect the nature of the relationships with two specific entities.

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2012 or 2011. Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds were £661.1m (2011: £568.9m).

Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group (listed on page 349), certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December 2012 were as follows:

Loans outstandinga
	2012 £m	2011 £m
As at 1 January	5.9	5.9
Loans issued during the year	0.6	0.7
Loan repayments during the year	(0.6)	(0.7)
As at 31 December	5.9	5.9

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstandinga
	2012 £m	2011 £m
As at 1 January	39.1	36.5
Deposits received during the year	141.8	244.1
Deposits repaid during the year	(144.6)	(241.5)
As at 31 December	37.3	39.1

Note
a  Loan and deposit balances held with Directors and Key Management Personnel have been restated to more appropriately reflect the nature of certain transactions held. The impact of this has been to increase the 2011 opening and closing loan balance previously reported by £1.5m and to increase the 2011 opening and closing deposit balances by £1.5m and £0.4m respectively.

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2012 were £2.3m (2011: £1.4m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions and is consistent with the approach adopted for disclosures set out on pages 72-103. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2012 £m	2011 £m
Salaries and other short term benefits	20.2	20.9
Pension costs	0.4	0.4
Other long term benefits	17.9	39.1
Share-based payments	24.6	33.7
Employer social security charges on emoluments	7.9	9.1
Costs recognised for accounting purposes	71.0	103.2
Employer social security charges on emoluments	(7.9)	(9.1)
Other long term benefits - difference between awards granted and costs recognised	(13.4)	(14.2)
Share based payments - difference between awards granted and costs recognised	(12.0)	(17.7)
Total remuneration awarded	37.7	62.2

b) Disclosure required by the Companies Act 2006
The following information is presented in accordance with the Companies Act 2006:

	2012 £m	2011 £m
Aggregate emoluments	5.5	15.9
Amounts paid under LTIPs	2.8	5.8
	8.3	21.7

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2011: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2012, there were no Directors accruing benefits under a defined benefit scheme (2011: nil).

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at 31 December 2012 amounted 19,620,252 (2011: 43,978,451) ordinary shares of 25p each (0.16% of the ordinary share capital outstanding).

At 31 December 2012 executive Directors and Officers of Barclays PLC (involving 12 persons) held options to purchase a total of 1,128,437 Barclays PLC ordinary shares (2011: 1,920,575) of 25p each at prices ranging from 144p to 470p under Sharesave and ranging from 317p to 467p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2012 to persons who served as directors during the year was £0.3m (2011: £nil). The total value of guarantees entered into on behalf of Directors during 2012 was £nil (2011: £0.2m).

Directors' Responsibilities
The Directors confirm to the best of their knowledge that:

(a)      The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)      The management report, which is incorporated into the Directors' Report on pages 62-66, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson
Company Secretary
5 March 2013

Barclays PLC
Registered in England, Company No. 48839

For further information, please contact:

Barclays
Investor Relations

Media Relations

Charlie Rozes                                                                        Giles Croot
+44 (0) 20 7116 5752                                                           +44 (0) 20 7116 4755

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For more information, please visit the Barclays website: www.barclays.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.